[redacted]

SECURIT 04002880 ISSION

So 3/9/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Arcadia Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

513 NW 13th Avenue, Suite 302
(No. and Street)

Portland (City) Oregon (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John G. Taylor (503) 248-9762
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland, (City) Oregon (State) 97204 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2004 WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John G. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Investment Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARLEE D. ALLISON
NOTARY PUBLIC-OREGON
COMMISSION NO. 353387
MY COMMISSION EXPIRES JAN. 9, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of operations.
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA INVESTMENT CORPORATION

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2003

YEAR ENDED DECEMBER 31, 2003

Page

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation as of December 31, 2003 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

February 6, 2004

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

DECEMBER 31, 2003

Assets		
Cash and cash equivalents	$	687,310
Deposit with carrying broker		50,000
Receivable from carrying broker		452,530
Equipment, net of accumulated depreciation of $117,095		29,130
Investments		31,650
Deposits and other assets		21,892
	$	1,272,512
Liabilities		
Accounts payable and accrued expenses	$	276,095
Accrued profit sharing		113,967
Notes payable, shareholders		50,000
		440,062
Commitments		
Shareholders' equity		
Common stock, no par value; 10,000,000 shares authorized, 22,222 shares issued and outstanding		131,404
Accumulated other comprehensive loss	(	10,650)
Retained earnings		711,696
		832,450
	$	1,272,512

YEAR ENDED DECEMBER 31, 2003

Revenues	
Commissions and other fees	$ 3,203,146
Interest income	10,287
	3,213,433
Expenses	
Employee compensation	1,489,865
Payroll taxes	55,072
Employee benefits	159,616
Commissions and floor brokerage	379,138
Advertising	429
Communication	72,575
Depreciation and amortization	13,274
Dues and subscriptions	37,288
Insurance	7,342
Interest, shareholders	4,839
Miscellaneous	4,968
Postage	4,405
Professional fees	47,983
Regulatory fees	6,172
Rent	34,872
Supplies and printing	15,539
Taxes and licenses	29,395
Training and seminars	500
Travel and entertainment	38,713
	2,401,985
Net income	$ 811,448

YEAR ENDED DECEMBER 31, 2003

	Common stock		Accumulated other comprehensive loss	Retained earnings	Total
	Shares	Amount			
Balances at beginning of year	22,222	$ 131,404	$ -0-	$ 600,248	$ 731,652
Net income				811,448	811,448
Distributions				(700,000)	(700,000)
Unrealized loss on marketable security			(10,650)		(10,650)
Balances at end of year	22,222	$ 131,404	($ 10,650)	$ 711,696	$ 832,450

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities		
Net income	$	811,448
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		13,274
Change in operating assets and liabilities		
Receivable from carrying broker	(	158,063)
Deposits and other assets		4,822
Accounts payable and accrued expenses	(	15,068)
Accrued profit sharing	(	12,117)
Net cash provided by operating activities		644,296
Cash flows from investing activities		
Acquisition of equipment	(	10,542)
Net cash used in investing activities	(	10,542)
Cash flows from financing activities		
Distributions to shareholders	(	700,000)
Net cash used in financing activities	(	700,000)
Net decrease in cash and cash equivalents	(	66,246)
Cash and cash equivalents at beginning of year		753,556
Cash and cash equivalents at end of year	$	687,310
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	4,839

See notes to financial statements

YEAR ENDED DECEMBER 31, 2003

1. Line of business and significant accounting policies

Line of business
The Company operates principally as a fully disclosed securities broker dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services for capital resources.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Revenues from consulting activities and advisory services are recorded as fees when earned under the terms of the related agreements.

Concentrations of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Investments
Long-term marketable securities held as investments are adjusted to fair market value through recognition of accumulated other comprehensive loss.

Equipment
Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets.

Income taxes
The Company, with the consent of its shareholders, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l. As a result, the minimum net capital required is the greater of $100,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2003, the Company has net capital and required net capital of $738,034 and $100,000, respectively, and a ratio of aggregate indebtedness to net capital of .53 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Accounts payable

Included in accounts payable are approximately $144,000 in checks issued that have not been presented to the bank for payment.

4. Notes payable, shareholders

The notes payable, shareholders, relate to assets necessary and essential to the business of the Company. The demand notes payable have a 9% interest rate and are collateralized by marketable securities, which are on deposit with the Company's carrying broker.

5. Commitments

Lease

The Company occupies office space under a lease expiring through December 2005, which is accounted for as an operating lease and has a sixth month cancellation provision. Future minimum lease payments under the initial lease terms are as follows:

Year ending December 31,	Minimum lease payments
2004	$ 37,320
2005	40,272
	$ 77,592

Shareholder agreement

The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase a shareholder's interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specified payment terms.

YEAR ENDED DECEMBER 31, 2003

6. Employee benefit programs

The Company has a 401(k) plan covering substantially all employees who meet prescribed requirements. The employer's portion of contributions is at the discretion of the Board of Directors, but limited to the amount deductible for federal income tax purposes. A profit sharing contribution of approximately $114,000 was declared for the year ended December 31, 2003. The 401(k) plan was amended effective January 1, 2004 to limit employee matching contributions to not exceed four percent of compensation.

DECEMBER 31, 2003

Net capital		
Total shareholders' equity		$ 832,450
Less		
Nonallowable assets		
Equipment	$ 29,130	
Deposits and other assets	21,892	
		51,022
Net capital before haircut		781,428
Haircuts, cash equivalents and non-market investments		43,394
Net capital		$ 738,034
Aggregate indebtedness		
Accounts payable and accrued expenses and other liabilities		$ 390,062
Computation of basic net capital requirements		
Minimum net capital required		$ 100,000
Excess net capital		$ 638,034
Excess of net capital at 1,000%		$ 699,028
Ratio of aggregate indebtedness to net capital		.53 to 1

Reconciliation with Company's computation
There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2003.

Year Ended December 31, 2003

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Arcadia Investment Corporation for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of a control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Arcadia Investment Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen, Mesher & Company, P.C.

February 6, 2004